American Financial Realty Trust

1725 The Fairway

Jenkintown, PA 19046

January 3, 2005

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Attention: Jeffrey A. Shady

Re:	American Financial Realty Trust

Registration Statement on Form S-3 (No.333-119602)

Dear Mr. Shady:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Financial Realty Trust (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:30 p.m. on January 4, 2005, or as soon thereafter as practicable.

Pursuant to a letter from Karen Garnett to me dated October 20, 2004, in connection with this request for effectiveness, the Company acknowledges the following:

The adequacy and accuracy of the disclosures in the filing are the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

AMERICAN FINANCIAL REALTY TRUST

By:	/s/ EDWARD J. MATEY JR.
Name:	Edward J. Matey Jr., Esq.
Title:	Senior Vice President and General Counsel

c:	Nicholas S. Schorsch, American Financial Realty Trust
James W. McKenzie, Jr., Morgan, Lewis & Bockius LLP